Ex. 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
Summit Group of Scottsdale, Arizona, LLC	South Dakota
Summit Hospitality I, LLC	Delaware
Summit Hospitality V, LLC	South Dakota